80

(A) VF 4-14-04

SI COMMISSION
04016916 549.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Great Road, Suite 201
(No. and Street)

North Smithfield RI 02896
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Wardyga (401) 356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 22 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yarlas, Kaplan, Santilli & Moran, Ltd.
(Name – *if individual, state last, first, middle name*)

27 Dryden Lane Providence RI 02904
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED APR 13 2004 WASH. D.C.

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Wardyga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Management Resources, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealth Management Resources, Inc.

Registered Investment Advisor
Member NASD

SEC MAIL PROCESSING
RECEIVED
APR 12 2004
WASH. D.C. 158 SECTION

Alan S. Wardyga
Certified Financial Planner™
President

April 6, 2004

SEC – Washington
450 5th Street, N. W.
Washington, DC 20549

To whom it may concern:

In response to a letter received from the Boston District Office [copy enclosed] dated March 30, 2004, I have enclosed two original Form X17A-5 Part III with Oath and Affirmation that has been **"re-notarized"**.

I have also enclosed a certificate of Notary Public for Janice Hebert from the Secretary of State and information from the Rhode Island website regarding the use of a "seal" as not being required; to support my previous submission.

Please call me if you have any questions or need additional information.

Sincerely,

Alan Wardyga

Alan S. Wardyga, CFP™
President

BY CERTIFIED MAIL **7002 2030 0001 4243 1719**

NASD

March 30, 2004

Mr. Alan Wardyga
Wealth Management Resources, Inc.
501 Great Road, Suite 201
North Smithfield, RI 02896

Dear Mr. Wardyga:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation – Signed and **Notarized.**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 13, 2004**. Questions may be addressed to James Mulhern, Field Supervisor at 617-261-0804.

Sincerely,

Christopher Puricelli
Supervisor

CP:amm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery, Branch Chief, Broker/Dealer Section, Securities and Exchange Commission

Boston District Office
260 Franklin Street, Suite 1600
Boston, MA
02110-3169
tel 617 261 0800
fax 617 951 2337
www.nasd.com

QUESTIONS OFTEN ASKED BY A NOTARY PUBLIC

When does a notary have to use a seal? Although Rhode Island does not require notaries to put seals on documents, it is generally prudent for a Notary Public to do so. Some other states require notaries to use a seal as do certain corporations or government agencies. Since a Notary Public will not always know how or where an instrument he or she is notarizing is to be used, it is safest to always use a seal.

When does a notary have to include the expiration date of his or her commission? The same advice given with respect to the use of seals applies here. While Rhode Island does not require a Notary Public to include the date on which his or her commission expires, some situations and other states do so require. Therefore, it is advisable for a Notary Public to include this information as a matter of course.

How should the notary sign his or her name? A Notary Public should always sign his or her name exactly as it appears on his or her commission. The Notary Public should then write "Notary Public" after the signature. Many people recommend doing this even if these words are preprinted under the signature line.

Can photocopied instruments be notarized? A photocopy can be notarized so long as there is an original signature on it.

When should a notary refuse to notarize documents? It is inadvisable for a Notary Public to notarize documents for relatives as so doing may cause his or her impartiality to be questioned.

A Notary Public should never notarize his or her own signature.

A Notary Public should not notarize a document for a person who does not appear to understand what he or she is signing or who appears to have been coerced into signing.

Can a notary act both as a witness and a notary? Under most circumstances, an individual may act as both a witness and a notary to the same instrument. A

Rhode Island

Notary Public

JANICE T. HEBERT

Term Expires on: 4/26/05

ID#: 48030

Secretary of State

This is not a legal form of identification